Exhibit (h)(2)

AMENDMENT AGREEMENT

AMENDMENT AGREEMENT, effective as of June 1, 2001, by and among BARCLAYS GLOBAL INVESTOR FUNDS, INC., a Maryland corporation (the “Company”) and INVESTORS BANK & TRUST COMPANY, a Massachusetts trust company (“Investors Bank”).

WHEREAS the Company and Investors Bank entered into a Transfer Agency and Service Agreement dated February 27, 1998 (the “TA Agreement”); as amended from time to time, and

WHEREAS, the Company and Investors Bank desire to amend the TA Agreement as set forth below.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.	Amendments.

(a) Section 14 of the TA Agreement is hereby amended by deleting paragraphs 14.1 and 14.2 thereof in their entirety and inserting in lieu thereof the following:

“14.1 For performance by the Bank pursuant to this Agreement, the Fund(s) agree to pay the Bank an annual maintenance fee as may be agreed in writing between the parties.

14.2 In addition to the fee paid under Section 14.1 above, the Fund(s) agree to reimburse the Bank for out-of-pocket expenses or advances incurred by the Bank in performing its obligations under this Agreement as may be agreed in writing between the parties. In addition, any other expenses incurred by the Bank at the request or with the written consent of the Fund(s) including, without limitation, any equipment or supplies which the Company specifically orders or requires the Bank to purchase, will be reimbursed by the Fund(s).”

(b) Appendix B to the Agreement is deleted in its entirety and reserved.

(c) Section 19 of the TA Agreement is hereby amended by deleting the lead in paragraph of paragraph 19.1 in its entirety and by inserting in lieu thereof, the following:

“19.1. Termination of Agreement. This Agreement shall remain in effect until May 1, 2004 (the “Initial Term”), unless earlier terminated as provided herein. After the expiration of the Initial Term, the term of this Agreement shall automatically renew for successive three-year terms (each a “Renewal Term”) unless notice of non-renewal is delivered by the non-renewing party to the other party no later than one-hundred-twenty (120) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be.”

(d) Section 19 of the TA Agreement is hereby amended by deleting paragraph 19.1(a) in its entirety and by inserting in lieu thereof, the following:

“(a) Either party hereto may terminate this Agreement prior to the expiration of the Initial Term or Renewal Term in the event the other party violates any material provision of this Agreement, provided that the non-violating party gives written notice of such violation to the violating party and the violating party does not cure such violation within ninety days of receipt of such notice.”

2.	Miscellaneous.

(a) In order to reflect the name change of MasterWorks Funds Inc., the parties agree that all references to MasterWorks Funds Inc. in the TA Agreement are hereby deemed to be references to Barclays Global Investors Funds, Inc.

(b) Except as amended hereby, the TA Agreement shall remain in full force and effect.

(c) This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

INVESTORS BANK & TRUST COMPANY

By:	/s/ Andrew M. Nesvet
Name:	Andrew M. Nesvet
Title:	Senior Director

BARCLAYS GLOBAL INVESTOR FUNDS, INC.

By:	/s/ Richard H. Blank, Jr.
Name:	Richard H. Blank, Jr.
Title:	Sec/Treas